Exhibit 99.1

 Organigram Makes Additional $2.5 Million Investment in Hyasynth Biologicals, a Leading Cannabinoid Biosynthesis Company

With growing interest in sustainable and bio-based cannabinoids, and after completing a strategic review of Hyasynth including their intellectual property (IP) and R&D platforms, Organigram remains excited about Hyasynth’s future and growth plans

MONCTON, New Brunswick--(BUSINESS WIRE)--December 22, 2021--As an early investor in biosynthesis, Organigram Holdings Inc. (NASDAQ: OGI), (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, and Hyasynth Biologicals Inc. (“Hyasynth”) a private biotechnology company and pioneer in the field of cannabinoid science and biosynthesis are pleased to announce that Organigram has acquired an additional $2.5 million of secured convertible debentures in Hyasynth (the “Debentures”). Additionally, the parties have amended certain of the Debentures’ terms purchased by Organigram from Hyasynth in previous tranches. Proceeds of the investment are designated to advance Hyasynth’s production scalability as well as investment into new cannabinoid technologies (including rare cannabinoids), business development efforts and company growth.

In September 2018, Organigram acquired $5.0 million of Hyasynth Debentures followed by an additional $2.5 million in October 2020. Today’s transaction brings Organigram’s total investment in Hyasynth to $10.0 million building upon previously completed milestones and recent successes of the company in advancing technology and business development. Organigram retains its two nominees to Hyasynth’s Board of Directors comprised of seven members.

In addition, Organigram continues to be a preferred partner for Hyasynth and has the option to purchase Hyasynth’s cannabinoids, subject to the terms of its agreement with Hyasynth, at a discount to the wholesale market price for a period of ten years from the date of Hyasynth’s commencement of commercial production.

“Organigram continues to be extremely focused on delivering meaningful innovation to cannabis consumers, which is why we are so excited about deepening our relationship with Hyasynth. They have achieved tremendous scientific advancement in the cannabinoid biosynthesis space with technology expected to be protected by intellectual property,” said Beena Goldenberg, Chief Executive Officer of Organigram. “Our review noted that its pathway provides greater catalytic efficiency and streamlines strain optimization which should make it more scalable than some of its competitors’ pathways. We remain committed to our investment in this strategic partner and look forward to helping Hyasynth advance its commercialization efforts.”

“Hyasynth is now at a key inflection point in bringing our products to market. Organigram has been an exceptional partner and this follow-on investment will enable us to bridge into an exciting 2022 where we intend to launch large scale production with commercial partners,” said Kevin Chen, Chief Executive Officer and Co-founder of Hyasynth. “We’ve demonstrated our ability not only to achieve scalable production of CBD/CBDA but also improve the cost of production exponentially. We are in the process of developing a series of rare cannabinoids to ultimately become the supplier of choice for sustainable and high-quality ingredients.”

Strategic Rationale

“When considering the enormous opportunity that lies ahead for cannabinoids in the medical, wellness and recreational spaces, and how they intersect with evolving research and regulatory frameworks being considered globally, we see biosynthesis as a crucial path in developing key active ingredients for cannabis-based products,” said Paolo De Luca, Chief Strategy Officer of Organigram. “Hyasynth’s advantage lies with its unique products derived from natural sugars and proprietary enzyme engineering.”

Biosynthesis is most commonly known as the primary production methodology for insulin used in the treatment of diabetes. Unlike chemical synthesis, or agricultural methods, biosynthesis results in products and final ingredients that are pesticide-free and are based on natural ingredients. Hyasynth’s biosynthesis process uses patent-pending yeast strains and enzymes to produce pure cannabinoids (not synthetic) without relying on cannabis plants. In addition to the major cannabinoids such as CBD and THC, Hyasynth has also demonstrated and submitted patent applications on the production of rare cannabinoids for which traditional cultivation is cost prohibitive since these cannabinoids are found in only very low levels in cannabis plants. Rare cannabinoids are believed to be the next frontier of cannabis research and novel cannabis product development.

The advantages of biosynthesis compared to traditional plant cultivation are expected to be as follows:

  feasible production of rare cannabinoids;
  reduced operating and capital costs;
  consistency and purity of products (e.g. CBD without THC);
  smaller environmental footprint; and
  leverages existing infrastructure and techniques already popular for food and pharmaceutical ingredient production.

About Hyasynth Biologicals Inc.

Hyasynth Biologicals Inc. is a Montreal, Canada based technology company that produces pure and sustainable products through fermentation. It was founded in 2014 to satisfy a growing demand for cannabinoids by the pharmaceutical and consumer markets. Hyasynth’s proprietary fermentation technology enables scalable, low-cost production of THC, CBD, CBG, and rare cannabinoids not typically accessible by plant cultivation. Investors in Hyasynth include the venture capital firm SOSV and IndieBio, AngesQuebec, and the strategic investor, Organigram Holdings inc. For more information see www.hyasynthbio.com

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada, The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada and Laurentian Organic Inc., a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Monjour, Big Bag o’ Buds, SHRED, Trailblazer, Tremblant and Laurentian. Organigram's facility is located in Moncton, New Brunswick with other manufacturing facilities in Winnipeg, Manitoba and Lac-Supérieur (near Mt. Tremblant), Quebec . The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including achievement of milestones, prospects for biosynthesis and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Organigram Investor Relations enquiries:
investors@organigram.ca

For Organigram Media enquiries:
Megan McCrae, Senior Vice President, Marketing and Communications
megan.mccrae@organigram.ca

For Hyasynth enquiries:
Kevin Chen, Chief Executive Officer and Co-founder
kevin.chen@hyasynthbio.com